

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2015

Rupert Ireland
Chief Executive Officer
Virtus Oil and Gas Corp.
1517 San Jacinto Street
Houston, TX 77002

   Re: Virtus Oil and Gas Corp.
     Registration Statement on Form S-1
     Filed June 26, 2015
     File No. 333-205237

Dear Mr. Ireland:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that in order to register the shares underlying the Additional Convertible Note, the private placement must be complete prior to filing the registration statement. Himmel's ability to reject acceptance of the Additional Convertible Note if there is a suspension of trading in or notice of delisting of common stock pursuant to Section 5.3(b)(v) of the Purchase Agreement suggests that Himmel is not irrevocably bound to purchase such security and that the private placement may not be complete. For guidance, refer to Questions 139.06 and 139.11 of our Securities Act Sections Compliance and Disclosure Interpretations. To the extent you would like to register the shares underlying the Additional Convertible Note, please remove this provision from the Purchase Agreement and file the revised Purchase Agreement as an exhibit to your registration statement.

2.   Please provide us with your analysis as to whether Himmel's ability to assign its rights under Section 8.1 of the Purchase Agreement impacts its obligation to purchase the Additional Convertible Note.

Exhibits

3.   Please file as an exhibit the convertible note issued on June 22, 2015 with an original principal amount of $500,000.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 or Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director

cc: Thomas C. Pritchard
Brewer & Pritchard, P.C.